ENTOURAGE MINING LTD.

Management Discussion and Analysis
Interim Report May 28, 2008

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results the three month period ended March 31, 2008. The following information should be read in conjunction with the accompanying un-audited financial statements and the notes to the un-audited financial statements.

1.1        Date of Report                                                                      May 28, 2008

1.2        Overall Performance

Nature of Business and Overall Performance

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF. The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., domiciled in Carson City, Nevada. This subsidiary is used to acquire additional exploration properties in the United States of America.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently has one mineral property option agreement:

  to acquire an 80% interest in 20 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and
  an unencumbered 80%interest:

  in 47 claim uranium prospective claim blocks in Costebelle Township known as the Doran property;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

1.2.1 Mineral Properties: Background and Agreements

1.2.1(a) Hatchet Lake Properties (Abandoned)

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire up to a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”). 40% of the Company’s interest in the Hatchet Lake property was acquired by way of an October 20, 2005 assignment agreement among Entourage Mining Ltd., United Uranium Corp. (formerly United Carina Resources Corp.) and CMKM Diamonds Inc. (“CMKM”), a now defunct OTCBB Pink Sheet issuer.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company had acquired a right to earn a 50% interest in the Hatchet Lake property.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders. The 15,000,000 shares were to be distributed to the CMKM shareholders, but these shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur.

On June 30th, 2007, United Uranium Corp. extended a July 1, 2007 $300,000 payment deadline, to be paid by the Company, until September 15, 2007. No summer or fall 2007 work program was proposed by United Uranium Corp. so the Company decided that the scant uranium values of two previous abbreviated drill programs (7 ½ drill holes over two years) did not warrant the $300,000 payment and the Company abandoned the Hatchet Lake Uranium prospect.

As well, since CMKM failed to distribute the 45,000,000 (15,000,000 for Hatchet property and 30,000,000 for Smeaton property) shares and because 101047025 Saskatchewan Ltd. (“1010”), in the opinion of the Company, failed to operate the Smeaton property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company, on August 27, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010and CMKM seeking to have the court set aside the October 20, 2005 Mineral Property Option and Assignment Agreements for Hatchet and Smeaton property between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 45,000,000 shares (the “Shares”) paid to CMKM and the 3,888,888 shares paid to 1010 to consummate these agreements. This matter has yet to be resolved in the Courts.

1.2.1(b) Nevada Property (Abandoned)

In June 2004, we announced that we signed a definitive agreement with Goodsprings Development Corp. (“Goodsprings”), a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada commonly known as the “Black Warrior Project” in the Company’s other disclosure documents. The agreement between Goodsprings and Entourage is a sub-lease agreement to the original property agreement between Goodsprings and Apex Deep Mines, also a Nevada based company.

All payments required under the Entourage-Goodsprings Agreement were paid in a timely manner. The Company drilled 11 holes on the Black Warrior project. The initial 9 holes did not find anomalous gold or silver showings however the final two holes intersected 30 feet of slightly anomalous gold values ranging up to .435 g/t. There was $76,670.59 exploration work done on the Black Warrior Project in 2006 but in November 2006 the Company informed Goodsprings that the Company was relinquishing its interest in the Black Warrior project.

On December 6, 2006, the Company advanced Goodsprings $7,500 to reclaim the property and to remediate it to its natural state. Some time in 2007, after the remediated areas pass the scrutiny of the Bureau of Land Management (the “BLM”) the Company will be reimbursed a portion of the $11,400 reclamation bond posted by the Company in May 2005.

As well, the Company has been informed by Goodsprings that less than $7,500 was required to remediate the property but both parties agreed that any residual would remain with Goodsprings until the BLM refunded the reclamation bond. The BLM reported to the Company in May 2007 that the Company was eligible to receive 60% of its remediation deposit by making application and the Company has done so. The deposit has not been received to date. The BLM has indicated that the full deposit refund may take five years for approval.

1.2.1(c) Smeaton/Forte a la Corne Property

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM, United Carina Resources Corp. and 1010 (a private company), whereby the Company assumed the earn-in rights to properties optioned to CMKM. CMKM was about to default on its option agreements and the Company realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan. One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

Upon signing the Smeaton Property consisted of a 1.5 million acre parcel of claims. Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties. The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential. The present parcel remains at approximately 22 claims.

In December 2005, the Operator, without prior consent of the Company, commenced drilling on a priority target on the property. This drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet. An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

“both pieces of core are in most respects closely similar to macro-crystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed the Company that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target. The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis. The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core. In 2005, the Company expended $200,630.00 on the Smeaton prospect; the Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to the Company’s drilling of January 2006. The Company has requested of 1010, all information on the Smeaton claims so that a compliant NI 43-101 Technical Report could be commissioned for the Smeaton claims however 1010 has not responded to these requests. The Company considers these claims as non-operational until such a report can be completed. Furthermore 1010 has never consulted the Company before commencing drilling on the Smeaton properties and no budgets or plans were discussed before exploration work was carried out.

In early 2006, the Company advised 1010, which acts as the Operator of the property, that it would not participate in any further exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 recommendations and mining best practices which to date have not been met. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling approximately $280,122.53.

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010, most recently in its letter to 1010 dated April 27, 2007. To date, no collections or other proceedings have been commenced by 1010.

There is, however, the risk that 1010 might commence collections or other proceedings. In that event, while the Company would vigorously defend its position that it is not liable in any way for funds claimed pursuant to the invoices, there is the risk that a proceeding by 1010 could be successful. The Company cannot assess the probability of that risk and accordingly, the likelihood of loss, if any, is presently not determinable.

The Company issued 33,888,888 shares of the Company stock as consideration for the purchase of the Smeaton claims. 30,000,000 (thirty million) of these shares were to be distributed to the CMKM shareholders but these shares have not been distributed at this time and there is no indication when, or if, these shares will be distributed.

Since CMKM failed to distribute the 45,000,000 (15,000,000 for Hatchet property and 30,000,000 for Smeaton property) consideration shares and because 1010, in the opinion of the Company, failed to operate the property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company, on August 27, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010 and CMKM seeking to have the court set aside the October 25, 2005 Mineral Property Option and Assignment Agreements between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 45,000,000 shares (the “Shares”) paid to CMKM and the 3,888,888 shares paid to 1010 to consummate these agreements. This matter has yet to be resolved in the Courts.

1.2(d) The Doran (Quebec) Uranium Prospect

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec. Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 109 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 meters with elevation ranging from sea level to 100 meters. All mineralized areas of interest are located comfortably above sea and river levels..

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

Entourage made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

The Company expended $245,591.00 in exploration work on the property in fiscal year 2005 and a compliant report by Eric Ostensoe (P. Geo,) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 09, 2006) as well as the Company website. In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M. Sc., P. Geo and Michel Boilly, Ph D, P Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on Sedar by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, the Company advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. The Company’s option agreement on the Doran property requires that the Company expend $300,000 in year two of the agreement.

The Company spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July the Government of Quebec reimbursed the Company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon the Company’s 2005 drilling exploration expenses.

In early February 2007 the Company contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (paid) and expending $5,000,000 (five million) over four years. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, the Company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & Fall 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Senior Project Geologist, Michel Proulx M. Sc. (P. Geo and a qualified person) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behaviour of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

Results from this drill campaign were announced on February 4, 2008. In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized. More drilling on the “L” will be completed in the spring of 2008.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

The market for diamonds, for which the Company’s Smeaton Lake properties are prospective, is primarily managed by cartel. However, although the CSO (the Central Selling Organization) still distributes and markets the majority of the world's rough production, the introduction of new sources of rough (Australia, Russia, Canada, and parts of Africa) has considerably changed the controlled single market system. Any production of diamonds by the Company would likely have no measurable effect on the world prices.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

(a) Hatchet Lake Uranium Prospect (Abandoned)

2007 Drilling Update

On March 17, 2007 the companies began stage two of the drilling program at Hatchet Lake. This phase is to consist of 8 drill holes and is designed to continue where the 2006 program was terminated. Three and one half holes were drilled on the project in 2007 before warm weather set in and drilling was halted..

The Company advanced $320,000CDN in option and work commitments. The Company requested and received an extension until July 1st, 2006 of an additional $300,000 payment to United Carina that was due on February 1st, 2006 and a further extension to September 15, 2007 was granted by the United Uranium Corp. (formerly United Carina). However, because uranium values encountered in the 2006 and 2007 drilling campaigns were negligible the Company decided to drop the Hatchet Lake properties and the Company did not advance the outstanding $300,000 payable on September 15, 2007 and the project was abandoned.

b) Black Warrior Exploration Activities (Abandoned)

In November 2006, with slight anomalous gold showings from an 11-hole drill program, the Company decided to abandon the Black Warrior project. The was no exploration completed in 2006 in advance of the Company’s decision to abandon the Black Warrior project

c) Smeaton/Forte a la Corne Exploration Activities

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between the Company and 1010. The original claim blocks consisted of 1087 claims encompassing approximately 1.5 million acres situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan. At the present time, the Company holds approximately 22 of these claims and after repeated requests to have all previous work records of the claims forwarded to the Company, the Company decided to initiate legal proceeding to have the consideration for the claims returned to the Company in exchange for the Company returning the claims to 1010.

There has been no work completed on the claims since the spring of 2006 wherein the lack of communication between the Company and the Operator/Vendor precluded additional monies being expended on the property until National Instrument 43-101 compliance of the claims was completed. This compliance was not forthcoming.

d) Doran Uranium Project Exploration Activities

2005 Doran Exploration

In fiscal year 2005, the Company expended a total of $245,591 on exploration of the Doran Uranium Project and, in December of 2005, filed an NI 43-101 geological report on the SEDAR system regarding this Project.

The results of exploration in fiscal year 2005 were encouraging, as detailed in the report. The report recommended the following for fiscal year 2006:

1.	A technical survey and sampling program of $59,100;
2.	A Phase I diamond drilling program of shallow drill holes costing $141,795; and
3.	A Phase II program of work, the details of which are contingent upon the results of (1) and (2) above, of approximately $300,000.

2006 Doran Exploration

The 2006 Doran exploration season consisted of channel sampling on the northern sections of the property and a 16-hole drill program to test the Main Zone situated in the southern half of the property. The above recommendations were completed in the spring of 2006. The work included line cutting and trench sampling of the North Zone (“G zone) as well as additional anomalies “E”, “I”, “L”, “N” and "X”.

On August 30, 2006 the Company reported: The comprehensive rock saw channel sampling program was successful in identifying previously unrecognized uranium targets. A total of twelve anomalies (N, X, L, Y, R, H, K, I, G, E, A, S) were tested. Selected highlights of the chemical results are as follows:

Anomaly N returned values between 1.77Lb/t U3O8 across 3 meter and over 4.7 Lb/t U3O8 across 1.5 meter (this value is over the detection limit and the Company is waiting for a final results from ACME Laboratories). Another sample returned over 3 Lb/t U3O8 over 1.50 meters.

Anomaly X tested by six samples: one sample above 2 Lb/t U3O8, one sample over 1 Lb/t U3O8, three samples returned values over 0.5 Lb/t U3O8 and 1 sample returned a value less than 0.5 Lb/t U3O8. Sample widths varied between 1 and 5 meters.

Anomaly L is characterized by a north-south trending radioactive pegmatitic ridge approximately 200 meters long by 80 meters wide, a total of 18 rock channel samples were collected, six samples returned values over 1 Lb/t U3O8, 7 samples returned values between 0.5 Lb/t U3O8 and 1 Lb/t U3O8 and 5 samples returned values less than 0.5 Lb/t U3O8. Sample widths varied between 1 and 12 meters. (All values (t) refer to short tons)

Anomalies A, E, G, H, K R and Y all returned elevated values of U3O8 and the results of these samples are available on the Company web site (www.entouragemining.com) under Projects-Doran.

As well the Company reported: A total of 63 rock saw samples were tested of which four samples returned over 2 Lb/t U3O8, 13 samples returned values of more than 1 Lb/t U3O8, 15 samples returned values greater than .5Lb/t U3O8 and 12 samples above .25Lb/t U3O8. A detailed interpretation of the results was completed by the project geologist Mr. Michel Proulx (a “Qualified Person” as that term is defined in NI 43-101) and a drilling program is being designed to test anomalies N, X and L before the end of the season. Since the number of drill targets is high the Company will not be able to drill all of the anomalies in this drilling season. The Company planned to drill the remaining anomalies in early 2007 but deep snow prevented the drilling contractor from accessing the northern parts of the property. Additional holes in the Main Zone, situated in the southern portion of the property, are also planned. The Main Zone was drilled in May 2006.

The 2006 exploration expenditures total $356,198.34 with an additional $106,000 expended in the attempt to drill the “L” anomaly in February 2007. The Company made the $75,000 property payment to the vendor, Fayz Yacoub, on March 8, 2007

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (paid upon filing of the agreement) and expending $5,000,000 (five million) over four years. The TSX Venture Exchange approved this transaction effective May 30, 2007.

Doran 2007 Drilling

On May 11, 2007, Entourage and Abbastar Holdings announced that Phase One of the second drill program had begun and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill-hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8; as well, Holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized. More drilling on the “L” will be completed in the spring of 2008.

The Company is satisfied that Abbastar has expended sufficient funds on the property to earn a 20% interest in the Doran claims, as outlined in the Mineral Property Option agreement between the companies. The remaining $75,000 property payment to the Vendor (paid in March 2008) the Company was made and the Doran property is now owned wholly by Entourage (80%) and Abbastar Uranium (20%).

1.3        Selected Annual Information

Fiscal Year	2007	2006	2005

	($)	($)	($)

Net Sales	0	0
Loss before taxes	598,783	3,017,828	10,088,960
Basic and Diluted Loss per Share	(0.01)	(0.04)	(0.57)
Net Loss	598,783	2,973,161	10,068,841
Total Assets	22,570	193,763	514,036
Long Term Financial Liabilities	n/a	n/a	n/a
Cash Dividends Declared	n/a	n/a	n/a

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with the US generally accepted accounting principles.

1.4        Results of Operations for the Three Month Period Ended March 31 , 2008

The Company’s loss (as well as operating expenses) for the three month period ended March 31, 2008 (‘interim 2008’) totaled $96,996 or $0.00 per share compared to $402,182 loss or $0.01 per share for the period ended March 31, 2007 (‘interim 2007’). The losses in interim 2008 were much lesser than interim 2007 mainly because the stock based compensation expense during interim 2008 was nil compared to $92,900 during interim 2007. Also, the Company expended nil in mineral property acquisition and exploration costs in interim 2008 because all the Doran property’s costs were Abbastar’s responsibility. The company received refund of $9,485 during interim 2008 from Nevada government. During interim 2007 the company spent $57,477 in actual exploration costs, gave $75,000 and shares worth $175,530 for option payments for the Doran property. However, during the interim 2007 the Company received $100,000 from Abbastar for optioning the Doran property to Abbastar and this payment was applied to offset the property acquisition costs. Due to reduced business activity, during interim 2008 office and sundry costs were $3,937 compared to $22,975 during interim 2007; during interim 2008 the travel and promotion costs were $4,170 compared to $45,945 during interim 2007. During interim 2008 the management fees however, were $75,000 compared to $21,500 during interim 2007 and consulting fees were $15,000 compared to $9,000 during interim 2007. This was due to revised fees agreements. Due to the litigation with CMKM and 1010 Saskatchewan Ltd. the professional fees were $8,068 during interim 2008 compared to $1,471 during interim 2007.

1.5        Summary of Quarterly Results

In Canadian dollars

	2008	2007	2007	2007	2007	2006	2006	2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss (gain)	$96,996	$140,381	$(17,780)	$74,000	$402,182	$138,169	$7,903	$741,077
Basic and diluted loss per share	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00	$0.00	$0.01
Net loss (gain)	$96,996	$140,381	$(17,780)	$74,000	$402,182	$93,502	$7,903	$741,077
Basic and diluted net loss per share	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00	$0.00	$0.01

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6        Liquidity

On March 31, 2008 the company had $9,995 in cash compared to $2,239 on December 31, 2007. On March 31, 2008 the Company had a negative working capital position of $236,232 compared to a negative working capital position of $139,410 on December 31, 2007.

During interim 2008 the Company received no monies from issuances of any common shares compared to $54,944 were received in interim 2007 from issuances of common shares.

The Company does not need any funds in the near future for the exploration work on its Doran property due to its option agreement with Abbastar. However, the Company would need to raise funds soon to fund its general and administrative costs.

1.7        Capital Resources

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won’t know that information until we advance the exploration of our properties. We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8        Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9        Transactions with Related Parties

Amounts payable to related parties as of March 31, 2008 of $163,129 (2007 - $11,285) is owing to directors for management fees and for expenses paid on behalf of the Company.

During the three months ended March 31, 2008 the Company incurred $75,000 expenses in management fees to directors and officers (2007 - $21,500).

1.10      Fourth Quarter

Not applicable

1.11      Proposed Transactions

There are no pending transactions to report.

1.12      Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13      Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (“SFAS 109”). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

Effective from January 1, 2003, the Company adopted the fair value method of accounting for employee stock compensation cost pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 123. Prior to that date, the Company used the intrinsic value method under APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and complied with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Because the fair value method has been adopted for employee stock options no pro-forma information, as required pursuant to APB No. 25, is provided.

Earnings (Loss) Per Share:

Basic earnings (loss) per common share is computed in accordance with SFAS No. 128 – “Earnings Per Share” by dividing income and losses by the weighted average number of common shares outstanding that year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. All losses accumulated since inception, have been considered as part of the Company’s exploration activities.

1.14      Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties. The fair value of the Company’s arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of debt and equity portions of convertible debentures are disclosed separately.

The fair value of amounts due to related parties are assumed to equal their stated value. Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15      Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. Michael B Hart, Director
Mr. Corey Klassen, Director

Mr. Pradeep Varshney, Chief Financial Officer

1.16    Internal Control Environment

As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure. The Company attributes any ineffective internal control measures to the small size of the Company; as a result of its small size the Company is unable to hire high caliber audit committee and financial reporting experts to assist in the periodic review of the Company’s financial accounting methodologies. The Company is prepared to seek outside assistance with its internal control mechanisms should the Company be able to raise sufficient monies to accommodate the hiring of such personnel.

There were no significant changes to the Company's control environment.

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy
President and Director
May 28, 2008